SKULLCANDY, INC.
1441 WEST UTE BLVD, SUITE 250
PARK CITY, UTAH 84098
435.940.1545

October 6, 2014

VIA EDGAR CORRESPONDENCE

Mr. Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Skullcandy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 17, 2014
Form 10-Q for Fiscal Quarter Ended June 30, 2014
Filed August 6, 2014
File No. 001-35240

Dear Mr. Spirgel:

On behalf of Skullcandy, Inc. (the “Company”), we are responding to your letter dated October 1, 2014 regarding the review of the above-referenced submission. Pursuant to our telephone conversation on October 3, 2014, the Company hereby confirms that it will provide the Staff of the Division of Corporate Finance with the Company’s response to the Staff’s comments on or before October 24, 2014.

If you have any questions or comments with regard to this response or other matters, please call the undersigned at (435) 729-2685.

Very truly yours,

/s/ Patrick Grosso
Patrick Grosso
Vice President, Strategic Initiatives and
Corporate Affairs, Chief Legal Officer and Corporate Secretary